

March 27, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Cambria ETF Trust
        Issuer CIK: 0001529390
        Issuer File Number: 811-22704 / 333-180879
        Form Type: 8-A12B
        Filing Date: March 27, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Cambria Fixed Income Trend ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications